EX-99.77J REVALUATION

Exhibit 77(j)(b) - Restatement of Capital Accounts

For the year ended July 31, 2014, the O'Shaughnessy Funds made the following permanent tax adjustments on the statements of assets and liabilities:

     Undistributed      Accumulated Net
     Net Investment        Realized
     Income/(Loss)        Gain/(Loss)         Paid-in Capital
All Cap Core Fund        $(45,107)          $45,107              $      -
Enhanced Dividend Fund           (1,069)            1,069           -
Small/Mid Cap Growth Fund           12,455                 (2)               (12,453)

The reclassifications have no effect on net assets or net asset value per share.